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SECU[illegible] 05042022 [illegible]MISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-33010

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Abraham & London Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 North Causeway Blvd. Suite 160
(No. and Street)

Metairie (City) LA (State) 70002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kushner La Graize, LLP
(Name – *if individual, state last, first, middle name*)

3300 W. Esplanade Ave. Suite 100 Metairie, LA 70002
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Konopny, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abraham London Securities, Inc., as of Dec 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

President
Title

[signature] Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABRAHAM & LONDON SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

For the Years Ended December 31, 2004 and 2003

ABRAHAM & LONDON SECURITIES, INC.

TABLE OF CONTENTS

December 31, 2004 and 2003

PAGE

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS

Statements of Financial Condition 2

Statements of Operations 3

Statements of Changes in Stockholder's Equity 4

Statements of Cash Flows 5

Notes to Financial Statements 6-7

SUPPLEMENTARY INFORMATION

Schedule I - Computation of Net Capital 9

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5 10-11

Kushner LaGraize, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

S. DAVID KUSHNER, CPA, CrFA*
WILSON A. LaGRAIZE, JR, CPA, CrFA
ERNEST G. GELPI, CPA, CGFM
CRAIG M. FABACHER, CPA
DOUGLAS W. FINEGAN, CPA, CVA
MARY ANNE GARCIA, CPA
*A Professional Accounting Corporation

Members
American Institute of CPA's
Society of Louisiana CPA's

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Abraham & London Securities, Inc.

We have audited the accompanying statements of financial condition of Abraham & London Securities, Inc., as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abraham & London Securities, Inc., as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Metairie, Louisiana
March 23, 2005

SUITE 100 3330 WEST ESPLANADE AVENUE METAIRIE, LOUISIANA 70002 (504) 838-9991 FAX (504) 833-7971
info@kl-cpa.com • www.kl-cpa.com

ABRAHAM & LONDON SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2004 and 2003

ASSETS

	2004	2003
CASH	$ 6,176	$ 6,690
	$ 6,176	$ 6,690

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
LIABILITIES	$ 0	$ 0
STOCKHOLDER'S EQUITY		
Common stock, no par value, 10,000 shares authorized, 100 shares issued and outstanding (no change during the year)	10,000	10,000
Additional paid-in capital	30,122	29,462
Accumulated deficit	(33,946)	(32,772)
	$ 6,176	$ 6,690

See Notes to Financial Statements.

ABRAHAM & LONDON SECURITIES, INC.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2004 and 2003

	2004	2003
INCOME		
Commissions	$ 0	$ 0
Other - reimbursement of NASD Regulation, Inc., membership fees	100	163
	100	163
EXPENSES		
Dues and regulatory fees	1,150	1,130
Bank charges	124	123
	1,274	1,253
NET (LOSS)	$ (1,174)	$ (1,090)

See Notes to Financial Statements.

ABRAHAM & LONDON SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2004 and 2003

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT
Balance at January 1, 2003	$ 10,000	$ 27,812	$ (31,682)
Net (loss) for the year ended December 31, 2003	0	0	(1,090)
Capital contributions - 2003	0	1,650	0
Balances at December 31, 2003	10,000	29,462	(32,772)
Net (loss) for the year ended December 31, 2004	0	0	(1,174)
Capital contributions - 2004	0	660	0
Balances at December 31, 2004	$ 10,000	$ 30,122	$ (33,946)

See Notes to Financial Statements.

ABRAHAM & LONDON SECURITIES, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss)	$ (1,174)	$ (1,090)
NET CASH USED IN OPERATING ACTIVITIES	(1,174)	(1,090)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contribution of capital by stockholder	660	1,650
NET INCREASE (DECREASE) IN CASH	(514)	560
CASH, BEGINNING OF YEAR	6,690	6,130
CASH, END OF YEAR	$ 6,176	$ 6,690

See Notes to Financial Statements.

ABRAHAM & LONDON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Abraham & London Securities, Inc. (the Company), is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity.

Nature of Organization

The Company is organized as a "C" corporation and is licensed as a broker/dealer in securities. During the years ended December 31, 2004 and 2003, the Company did not engage in any broker/dealer transactions, nor did the Company carry security accounts for customers or perform custodial functions relating to customer securities.

Use of Estimates

The presentation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statements of Cash Flows

For purposes of the statements of cash flows, the Company considers all highly-liquid investments with a maturity of three months or less when purchased to be cash equivalents. There were no cash payments for interest or income tax expense during 2004 and 2003.

NOTE 2 - RELATED-PARTY TRANSACTIONS

The Company shares office space, furniture, and equipment with an affiliate. There is no rent paid or any rental agreement with the affiliate.

NOTE 3 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Throughout the years ended December 31, 2004 and 2003, there were no liabilities subordinated to claims of general creditors.

NOTE 4 - INCOME TAX NET OPERATING LOSS CARRYFORWARDS

Since adopting C corporation status, the Company has never had operating income. The following net operating loss carryforwards are available for federal and state purposes at December 31, 2004:

Year	*Federal*	*Federal/State Expiration Date*
1990	$1,223	2010/2005
1991	1,515	2011/2006
1992	1,304	2012/2007
1993	1,345	2013/2008
1994	1,324	2014/2009
1995	1,320	2015/2010
1996	1,320	2016/2011
1997	1,745	2017/2012
1998	1,710	2018/2013
1999	1,700	2019/2014
2000	460	2020/2015
2001	1,066	2021/2016
2002	1,113	2022/2017
2003	1,090	2023/2018
2004	1,174	2024/2019

SUPPLEMENTARY INFORMATION

ABRAHAM & LONDON SECURITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004 and 2003

	2004	2003
NET CAPITAL		
Total stockholder's equity qualified for net capital	$ 6,176	$ 6,690

NOTE: No material differences exist between the amount reported above and the filing by Abraham & London Securities, Inc., of Part IIA of the financial and operational combined uniform single ("Focus") report (Form X-17A-5) as of December 31, 2004.

Kushner LaGraize, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

S. DAVID KUSHNER, CPA, CrFA*
WILSON A. LaGRAIZE, JR, CPA, CrFA
ERNEST G. GELPI, CPA, CGFM
CRAIG M. FABACHER, CPA
DOUGLAS W. FINEGAN, CPA, CVA
MARY ANNE GARCIA, CPA
*A Professional Accounting Corporation

Members
American Institute of CPA's
Society of Louisiana CPA's

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Stockholder of
Abraham & London Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Abraham & London Securities, Inc., for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance

SUITE 100 3330 WEST ESPLANADE AVENUE METAIRIE, LOUISIANA 70002 (504) 838-9991 FAX (504) 833-7971
info@kl-cpa.com • www.kl-cpa.com

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Metairie, Louisiana
March 23, 2005